The Law Office of Stephen E. Rounds
1544 York Street, Suite 110
Denver, Colorado USA 80206
Tel. 303.377.6997 Fax 303.377.0231
 sercounsel@msn.com
Admin. Office T. 307.856.4748 F. 307.857.0319
sra@wyoming.com

May 24, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-0405

Attn:    Carrie Darling

Re:       U.S. Energy Corp.
Registration Statement on Form S-3
SEC File No. 333-124277
Pre-Effective Amendment No. 1

Dear Commissioners and Ms. Darling

We represent the issuer U.S. Energy Corp. in securities matters. On behalf of the issuer, we file Pre-Effective Amendment No. 1 to the registration statement on Form S-3, in response to the May 13, 2005 staff comments.

Please note that the fax number to which further correspondence should be faxed is 303.377.0231.

The comments and the issuer’s responses follow:

1.	We note your timely filing of a Form 12b-25. However, it appears that your 10-Q that was filed on 5/24/04 was filed 7 calendar days after the due date of that report. As a result of the form being filed after the deadline for filing, you would be ineligible to file a Form S-3. Please look into this issue and respon[d] to us in writing why you believe you are eligible to file an S-3, at this time.

Response: We believe the subject filing was timely made within the framework of the extension allowed by rule 12b-25: The due date for the first quarter 2004 Form 10-Q was May 15, 2004, a Saturday. Due to the weekend day deadline, the new deadline became Monday, May 17. The Form 12b-25 was timely filed on the day following the new deadline (Tuesday, May 18). Rule 12b-25 requires a subject Form 10-Q to be filed no later than the fifth calendar day following the prescribed due date (rule 12b-25(b)(ii). That fifth calendar day, again, fell on a Saturday, resulting in moving the deadline to the following Monday, May 24, 2005.

We discussed our analysis with Jacob Fien-Helfman at the Edgar Policy Unit (551.3610) and with Timothy Levenberg, and both stated (on May 15, 2005) that they agree with our analysis. Accordingly, we believe the issuer was Form S-3 eligible at the April 22, 2005 filing. The issuer

Securities and Exchange Commission
Division of Corporation Finance
May 24, 2005
Page -2-

has timely filed all 1934 Act reports required since April 22, 2005, so it is our belief that the issuer remains S-3 eligible.

2.	Expand your disclosure under “Warrants” at page 16 to explain in greater detail how the “anti-dilution” provisions operate. Also make clear whether there is a limit on the number of additional shares that could be potentially issuable, or if the 535,598 number is only an estimate. Describe the potential adverse impact on market price if there are a substantial number of warrant exercises, or explain to us why you believe that is not a reasonable possibility. We may have additional comments.

Response: Two new risk factors have been added on page 13: One for future sale of conversion and warrant shares; and the other for future sale of additional conversion and warrant shares which may be issuable through operation of anti-dilution provisions in the debentures and the warrants. Disclosure of the anti-dilution provisions of the debentures and the warrants, with examples of how those provisions would work under different assumed facts, has been added.

The risk factor on losses from operations and limited capital (page 10) has been updated to disclose working capital at March 31, 2005 and deficit accumulated through that date.

Disclosure on the pending acquisition of subsidiary Rocky Mountain Gas, Inc. by Enterra Energy Trust has been updated for a recent amendment (and that amendment is reported on Form 8-K filed today).

Incorporation of Certain Information by Reference has been updated for recent 1934 Act filings.

Marked and clean copies of the filing have been provided to Ms. Darling (FedEx) for ease of reference.

Please advise the undersigned if further information is needed.

Yours Sincerely,

/s/Stephen E. Rounds

SER/sra
Enc.
cc:    U.S. Energy Corp.